SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____3_______)*


                      Perma-Fix Environmental Services, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    714157104
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 714157104                   13G                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            667,952
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             667,952
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      667,952
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                       X

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       6.8%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 714157104                   13G                    Page 3 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             630,177
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       630,177
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       630,177

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                        X

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       6.4%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
                     BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                        Page 4 of 5 Pages

Item 1.        J. Morton Davis and D.H. Blair Investment Banking Corp.
               ("Blair Investment") (together, the "Reporting Parties"), hereby amend their statement on Schedule 13G relating to the Common Stock, $.001 par value ("shares") of Perma-Fix Environmental Services, Inc. (the "Issuer") as follows:


Item 2. (a) is hereby amended in its entirety as follows:

               J. Morton Davis and Blair Investment (1). See Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them (previously filed in a Schedule 13G, dated February 14, 1996, of which this is Amendment No. 3 thereto, and incorporated by reference herein).


Item 2. (b) is hereby amended in its entirety as follows:

               Mr. Davis' and Blair Investment's business address is 44 Wall Street, New York, New York 10005.


Item 2. (c) is hereby amended in its entirety as follows:

               Mr. Davis is a United States citizen. Blair Investment is incorporated in the State of Delaware.

Item 4. is hereby amended in its entirety as follows:

    (a) (b) As of December 31, 1996, Mr. Davis may be deemed to beneficially own 667,952 shares (2) or 6.8% of the Issuer's shares as follows: (i) 206,701 shares owned by Blair Investment, (ii) 206,701 shares underlying a warrant to purchase 206,701 shares at $2.15 per share through February 10, 1997 owned by Blair Investment, (iii) 9,775 shares underlying a warrant to purchase 9,775 shares at $2.75 per share through August 31, 1999 owned by Blair Investment, (iv) 7,000 shares underlying a warrant to purchase 7,000 shares at $1.98 per share through August 31, 1999 owned directly by Blair Investment, (v) 200,000 shares underlying a warrant to purchase 200,000 shares at $1.75 per share through September 15, 1999 owned directly by Blair Investment, (vi) 9,775 shares underlying a warrant to purchase 9,775 shares at $2.75 per share through August 31, 1999 owned directly by Mr. Davis, and (vii) 28,000 shares underlying a warrant to purchase 28,000 shares at $1.98 per share through August 31, 1999 owned directly by Mr. Davis.

            As of December 31, 1996, Blair Investment may be deemed to beneficially own 630,177 shares or 6.4% of the Issuer's shares as indicated in (i) - (v) above.

       (c) Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment and himself.

------------------------------------------------------------------------------

     (1) Mr. Davis is an investment banker and sole shareholder of Blair Investment, a broker-dealer registered under the Securities Exchange Act of 1934. Prior to May 1, 1996, Blair Investment was a wholely-owned subsidiary of D.H. Blair Holdings, Inc. ("Blair Holdings"), which was solely owned by Mr. Davis. As of May 1, 1996, Blair Holdings merged into Blair Investment, with Blair Investment being the surviving corporation.

     (2) The number of shares owned does not include 570,494 shares which are beneficially owned by Steve Gorlin and which are pledged to Mr. Davis and Blair Investment pursuant to a Pledge Agreement dated June, 1992. The number of shares owned also does not include 160,361 shares owned by Kinder Investments, L.P. ("Kinder"). Kenton E. Wood, the general partner of Kinder, is a stockholder of, and the Chairman and Chief Executive Officer of D.H. Blair & Co., Inc. ("Blair"). Certain limited partners of Kinder are also stockholders of Blair. The limited partners of Kinder are the children and grandchildren of Mr. Davis. Blair Investment and Mr. Davis disclaim for purposes of Section 13 or otherwise beneficial ownership of any shares owned by Kinder or Blair. Kinder disclaims for purposes of Section 13 or otherwise beneficial ownership of any shares owned by Blair, Blair Investment, or Mr. Davis.

                                                            Page 5 of 5 pages

                                   Signature.


            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 4, 1997



By:   /s/ J. Morton Davis
   -------------------------------
      J. Morton Davis




Date: February 4, 1997

      D.H. Blair Investment Banking Corp.




By:  /s/ David Nachamie
   -------------------------------
     David Nachamie
     Treasurer